Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS REPORTS FOURTH QUARTER AND FULL YEAR 2023 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

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In a preliminary review of blinded data from the ongoing TREK-DX study, 45% (10/22) of patients achieved at least a 90% reduction in their EASI score (EASI-90) after 16 weeks. 56% (5/9) of patients with prior inadequate response to dupilumab achieved EASI-90 and 56% (5/9) of patients achieved a vIGA score of 0 or 1 (clear or almost clear skin) after 16 weeks. Topline, unblinded data from the full dataset expected at the end of 2024.
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Phase 2 proof-of-concept trial of farudodstat in alopecia areata (the FAST-AA study) has recruited close to 75% of patients; topline data readout expected in Q3 2024. Positive opinion received from European Patent Office on new patent application of farudodstat with potential to extend protection until at least 2043.

San Mateo, California, and Singapore, April 12, 2024 – ASLAN Pharmaceuticals (Nasdaq: ASLN), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced financial results for the fourth quarter and full year ended December 31, 2023, and provided an update on recent corporate activities.

“2023 marked a significant year for ASLAN, most notably because of the announcement of positive topline results from the TREK-AD Phase 2b study of eblasakimab in patients with moderate-to-severe atopic dermatitis (AD), and also a number of other advancements across our clinical pipeline. We initiated the FAST-AA clinical study of farudodstat in alopecia areata, and generated compelling translational data on eblasakimab that demonstrated the differentiated effects of targeting IL-13R versus IL-4R in the treatment of AD and supports the potential of eblasakimab as a biologic therapy for COPD,” said Dr Carl Firth, CEO, ASLAN Pharmaceuticals. “The blinded data we recently disclosed from the ongoing TREK-DX study of eblasakimab in dupilumab-experienced AD patients supports the potential of eblasakimab to treat AD patients that do not achieve an optimal response to dupilumab, a significant and underserved population with limited safe and long-term alternative treatment options. We look forward to the topline readout of the full, unblinded dataset from TREK-DX and the topline interim data from the FAST-AA study later this year.”

Fourth quarter 2023 and recent business highlights

Q4 and recent clinical developments

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In October 2023, positive topline data from TREK-AD Phase 2b study of eblasakimab in moderate-to-severe AD presented in late-breaker oral presentation. New data from the Phase 2b TREK-AD study of eblasakimab for the treatment of moderate-to-severe AD was presented in a late-breaking oral presentation at the 32nd Annual European Congress of Dermatology and Venereology.
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In October 2023, hosted a key opinion leader (KOL) event on the changes in the clinical trial and treatment landscape in AD. ASLAN co-hosted an investor event with a leading Clinical Research Organization and KOLs, Jonathan Silverberg, MD PhD MPH (The George Washington University School of Medicine and Health Sciences), and April W. Armstrong, MD MPH (UCLA). In new analyses of more severe patients (baseline EASI 18 or higher) from the TREK-AD study presented at the event, 55.6% of patients treated with 600mg eblasakimab once every 4 weeks saw at least a 75% reduction in their EASI score (EASI-75) versus 15.4% of patients on placebo, and 30.6% of patients achieved a validated Investigator Global Assessment (vIGA) score of 0 or 1 (clear or almost clear skin) versus 8.0% on placebo.
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In November 2023, data presented in an indication beyond AD for eblasakimab for the first time. At the Dermatology Drug Development Summit, ASLAN demonstrated the potential utility of eblasakimab in an indication beyond AD via a human translational model of chronic obstructive pulmonary disease (COPD). The data showed that eblasakimab was effective in reducing IL-4 and IL-13 driven airway hyperresponsiveness.
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In December 2023, blinded safety data from the ongoing Phase 2a FAST-AA study of farudodstat in alopecia areata (AA) was disclosed. The data showed no liver or other major safety concerns to date in patients enrolled, supporting farudodstat’s improved safety profile compared to the first-generation of approved dihydroorotate dehydrogenase (DHODH) inhibitors. Farudodstat, a highly selective, oral DHODH inhibitor, has the potential to be a first-in-class treatment for AA. The FAST-AA study has now recruited close to 75% of patients and topline interim data from the study is expected to be available in Q3 2024.
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In February 2024, received a favorable opinion from the European Patent Office (EPO) on composition of matter patent application for farudodstat. The EPO is acting as the International Examiner on a polymorph patent application for farudodstat, which, if granted in the national stages, will extend effective patent protection for farudodstat until at least 2043.
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In March 2024, announced positive translational data from a head-to-head study of eblasakimab versus dupilumab in a human tissue model of COPD. In the study, eblasakimab performed better than dupilumab in improving airway function and enhancing bronchodilation at the same concentrations, providing further support for the potential of eblasakimab as a biologic therapy for COPD. The data has been submitted for presentation at an upcoming scientific conference.
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In March 2024, announced preliminary blinded data from the TREK-DX study. In a review of data from 22 patients treated in the TREK-DX study, 45% (10/22) of patients saw at least a 90% reduction in their EASI score (EASI-90) and 50% (11/22) of patients achieved a vIGA score of 0 or 1 after 16 weeks. Of the 9 patients who previously had an inadequate response to dupilumab, 5 patients (56%) achieved EASI-90 and 5 patients (56%) a vIGA score of 0 or 1. TREK-DX is the first and only randomized, double-blind, placebo-controlled study to be conducted in a dupilumab-experienced AD patient population. Topline unblinded data from the full dataset is expected at the end of 2024.

Corporate updates

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In December 2023, ASLAN amended the terms of its loan agreement with K2 HealthVentures. In order to substantially reduce the total payments due to K2 HealthVentures during 2024 and extend the date from which the Company is required to make monthly repayments to January 2025, ASLAN made a prepayment of $12.0 million which was applied to the outstanding principal under the loan agreement. $13.0 million of principal now remains outstanding under the loan agreement. The prepayment allowed the Company to reduce total cash burn for 2024.
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In March 2024, in line with evaluating the potential use of eblasakimab as a therapy to treat COPD, ASLAN appointed respiratory experts Dr Ramaswamy Krishnan, MS MPhil PhD, Associate Professor in Emergency Medicine, Harvard Medical School, and Dr Reynold Panettieri, Jr, MD, Vice Chancellor, Translational Medicine and Science, Rutgers University to ASLAN’s Scientific Advisory Board.
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In March 2024, ASLAN completed a $5.0 million registered direct offering for the purchase and sale of 5,000,000 of the Company’s American Depositary Shares (“ADSs”), each ADS representing twenty-five (25) ordinary shares, at an offering price of $1.00 per ADS. In addition, in a concurrent private placement, the Company issued unregistered warrants to purchase up to 5,000,000 ADSs with an exercise price of $1.00 per ADS.

Anticipated upcoming milestones

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Presentation of positive translational data from a head-to-head study of eblasakimab versus dupilumab in a human tissue model of COPD at an upcoming scientific congress in Q2 2024
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Topline interim data from the farudodstat Phase 2a study in AA expected in Q3 2024
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Topline data from the TREK-DX trial of eblasakimab expected at the end of 2024
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Selection of a development partner to advance eblasakimab into Phase 3 testing in AD and other indications

Fourth quarter 2023 financial highlights

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Cash used in operations for the fourth quarter of 2023 was $7.6 million compared to $12.0 million in the same period in 2022.
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Research and development expenses were $9.6 million in the fourth quarter of 2023 compared to $10.7 million in the fourth quarter of 2022. The decrease was due to lower clinical development and manufacturing costs for eblasakimab studies following the TREK-AD topline data readout.
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General and administrative expenses were $3.2 million in the fourth quarter of 2023 compared to $2.7 million in the fourth quarter of 2022.
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Net loss attributable to stockholders for the fourth quarter of 2023 was $13.5 million compared to a net loss of $14.5 million for the fourth quarter of 2022.
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The weighted average number of ADSs outstanding in the computation of basic loss per share for the fourth quarter of 2023 was 17.3 million (representing 432.1 million ordinary shares) compared to 13.9 million (representing 348.7 million ordinary shares) for the fourth quarter of 2022. One ADS is the equivalent of twenty-five ordinary shares.

Full-year 2023 financial highlights

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Cash used in operations for the year ended December 31, 2023, was $46.6 million compared to $38.4 million in 2022.
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Research and development expenses were $42.5 million for the year ended December 31, 2023, compared to $38.0 million in 2022. The increase was driven primarily by the increase in clinical development and manufacturing costs for eblasakimab and the initiation of the FAST-AA study.
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General and administrative expenses were $13.2 million for the year ended December 31, 2023, compared to $9.9 million in 2022. The increase was mainly due to costs related to financing activities and an increase in corporate activities.
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Net loss attributable to stockholders for the year ended December 31, 2023, was $44.2 million compared to a loss of $51.4 million in 2022. The decrease in 2023 was driven by the licensing revenue of $12.0 million recognized in 2023.
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Cash and cash equivalents total $21.3 million as of December 31, 2023, compared to $56.9 million as of December 31, 2022. On March 12, 2024, ASLAN raised additional funds of $5.0 million in gross proceeds in a registered direct offering.
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The weighted average number of ADSs outstanding in the computation of basic loss per share for the year ended December 31, 2023, was 16.4 million (representing 411.2 million ordinary shares) compared to 13.9 million (representing 348.7 million ordinary shares) for the year ended 2022. One ADS is the equivalent of twenty-five ordinary shares.

ASLAN Pharmaceuticals Limited

CONSOLIDATED BALANCE SHEETS

(In US Dollars, other than shares or share data)

	December 31, 2022 (audited)	December 31, 2023 (audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$56,902,077	$21,252,058
Other assets	3,976,350	2,877,934
Total current assets	$60,878,427	$24,129,992
NON-CURRENT ASSETS
Investments in equity instrument at financial asset at fair value through other comprehensive income	—	235,567
Investment in associate company	8,587	—
Property, plant and equipment	43,140	29,268
Right-of-use assets	249,601	229,982
Intangible assets	5,836	1,716
Total non-current assets	307,164	496,533
TOTAL ASSETS	$61,185,591	$24,626,525

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	$12,784,485	$7,918,607
Other payables	2,325,038	3,081,329
Lease liabilities - current	215,671	226,187
Current borrowings	7,748,831	1,800,387
Financial liabilities at fair value through profit or loss	90,213	88,394
Total current liabilities	23,164,238	13,114,904
NON-CURRENT LIABILITY
Long-term borrowings	29,656,133	24,798,552
Total non-current liability	29,656,133	24,798,552
Total liabilities	52,820,371	37,913,456

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY
Ordinary shares	63,019,962	63,931,993
Capital surplus	223,910,955	243,791,693
Accumulated deficits	(278,386,749)	(321,067,236)
Other reserves	(178,948)	56,619
Total equity attributable to stockholders of the Company	8,365,220	(13,286,931)
Total equity/(capital deficiency)	8,365,220	(13,286,931)
TOTAL LIABILITIES AND EQUITY/(CAPITAL DEFICIENCY)	$61,185,591	$24,626,525

ASLAN Pharmaceuticals Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In US Dollars, other than shares or share data)

	For the Three Months Ended December 31 (unaudited)		For the Twelve Months Ended December 31 (audited)
	2022	2023	2022	2023
NET REVENUE	$—	$—	$—	$12,000,000
COST OF REVENUE	—	—	—	—
GROSS PROFIT	—	—	—	12,000,000
OPERATING EXPENSES
General and administrative expenses	$(2,708,055)	$(3,245,717)	$(9,881,993)	$(13,240,218)
Research and development expenses	(10,685,486)	(9,600,766)	(38,000,494)	(42,495,379)
Total operating expenses	(13,393,541)	(12,846,483)	(47,882,487)	(55,735,597)
LOSS FROM OPERATIONS	(13,393,541)	(12,846,483)	(47,882,487)	(43,735,597)
NON-OPERATING INCOME AND EXPENSES
Interest income	224,018	10,110	354,457	404,981
Other income	162,711	386,908	386,138	462,321
Other gains and losses	(571,079)	(25,275)	(29,583)	3,121,606
Finance costs	(778,257)	(997,735)	(3,675,689)	(4,331,661)
Total non-operating income and expenses	(962,607)	(625,992)	(2,964,677)	(342,753)
Share in losses of associated company, accounted for using equity method	(45,516)	—	(436,032)	(8,587)
LOSS BEFORE INCOME TAX	(14,401,664)	(13,472,475)	(51,283,196)	(44,086,937)
INCOME TAX EXPENSE	(79,379)	(39,916)	(99,221)	(132,667)
NET LOSS FOR THE PERIOD	(14,481,043)	(13,512,391)	(51,382,417)	(44,219,604)
OTHER COMPREHENSIVE INCOME
Unrealized gain on investments in equity instruments at fair value through other comprehensive income	—	235,567	—	235,567
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(14,481,043)	$(13,276,824)	$(51,382,417)	$(43,984,037)
NET LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(14,481,043)	$(13,512,391)	$(51,382,417)	$(44,219,604)
Non-controlling interests	—	—	—	—
	$(14,481,043)	$(13,512,391)	$(51,382,417)	$(44,219,604)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(14,481,043)	$(13,276,824)	$(51,382,417)	$(43,984,037)
Non-controlling interests	—	—	—	—
	$(14,481,043)	$(13,276,824)	$(51,382,417)	$(43,984,037)
LOSS PER ORDINARY SHARE
Basic and diluted	$(0.04)	$(0.03)	$(0.15)	$(0.11)
LOSS PER EQUIVALENT ADS - AFTER THE ADS RATIO CHANGE
Basic and diluted	$(1.04)	$(0.78)	$(3.68)	$(2.69)
Weighted-average number of ordinary shares in the computation of basic loss per ordinary share	348,723,365	432,076,252	348,723,365	411,242,644
Weighted-average number of equivalent ADS in the computation of basic loss per ADS – after the ADS Ratio Change	13,948,935	17,283,050	13,948,935	16,449,706

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is developing eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor in moderate-to-severe atopic dermatitis (AD) with the potential to improve upon current biologics used to treat allergic disease, and has reported positive topline data from a Phase 2b dose-ranging study in moderate-to-severe AD patients. ASLAN is also developing farudodstat, a potent oral inhibitor of the enzyme dihydroorotate dehydrogenase (DHODH) as a potential first-in-class treatment for alopecia areata (AA) in a Phase 2a, proof-of-concept trial with an interim readout expected in Q3 2024. ASLAN has teams in San Mateo, California, and in Singapore. For additional information please visit the ASLAN website or follow ASLAN on LinkedIn.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to statements regarding the Company’s business strategy and clinical development plans; statements related to the safety and efficacy of eblasakimab, including preliminary blinded data; the Company’s plans and expected timing with respect to clinical trials, clinical trial enrollment and clinical trial results for eblasakimab and farudodstat; the potential of eblasakimab as a first-in-class treatment for atopic dermatitis and of farudodstat as a first-in-class treatment for alopecia areata; the Company’s cash runway; expectations regarding the terms of patents and ability to obtain and maintain intellectual property protection for product candidates; and the anticipated selection of a development partner to advance eblasakimab into Phase 3 testing in AD and other indications. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; risks that future clinical trial results may not be consistent with interim, initial or preliminary results or results from prior preclinical studies or clinical trials; risks that trends or characteristics based on preliminary blinded data may not be consistent with unblinded data; clinical site activation rates or clinical trial enrollment rates that are lower than expected; the impact of health epidemics or pandemics, or geopolitical conflicts on the Company’s operations, research and development and clinical trials and potential disruption in the operations and business of third-party manufacturers, contract research organizations, other service providers and collaborators with whom the Company conducts business; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on April 12, 2024. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Ends

ASLAN Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com